Exhibit 99.128

APPENDIX C TO NATIONAL INSTRUMENT 41-101

GENERAL PROSPECTUS REQUIREMENTS

NON-ISSUER FORM OF SUBMISSION TO

JURISDICTION AND APPOINTMENT OF

AGENT FOR SERVICE OF PROCESS

1.	Name of issuer (the “Issuer”):

ImmunoPrecise Antibodies Ltd.

2.	Jurisdiction of incorporation, or equivalent, of Issuer:

British Columbia

3.	Address of principal place of business of Issuer:

1800 – 510 West Georgia Street, Vancouver, British Columbia, Canada V6B 0M3

4.	Description of securities (the “Securities”):

Common Shares, Preferred Shares, Debt Securities, Warrants, Units and Subscription Receipts

5.	Date of the prospectus (the “Prospectus”) under which the Securities are offered:

December 11, 2020

6.	Name of person filing this form (the “Filing Person”):

Lisa Helbling

7.	Filing Person’s relationship to Issuer:

Chief Financial Officer

8.	Jurisdiction of incorporation, or equivalent, of Filing Person, if applicable, or jurisdiction of residence of Filing Person:

North Dakota, USA

9.	Address of principal place of business of Filing Person:

4837 Amber Valley Parkway, Suite 11, Fargo, Nevada, USA 58104

10.	Name of agent for service of process (the “Agent”):

BHT Management Inc.

11.	Address for service of process of Agent in Canada (the address may be anywhere in Canada):

510 West Georgia Street, Suite 1800, Vancouver, BC V6B 0M3

12.

The Filing Person designates and appoints the Agent at the address of the Agent stated above as its agent upon whom may be served any notice, pleading, subpoena, summons or other process in any action, investigation or administrative, criminal, quasi-criminal, penal or other proceeding (the “Proceeding”) arising out of, relating to or concerning the distribution of the Securities made or purported to be made under the Prospectus, and irrevocably waives any right to raise as a defence in any such Proceeding any alleged lack of jurisdiction to bring the Proceeding.

13.	The Filing Person irrevocably and unconditionally submits to the non-exclusive jurisdiction of

(a)	the judicial, quasi-judicial and administrative tribunals of each of the provinces of Canada (except Quebec) in which the securities are distributed under the Prospectus; and

(b)	any administrative proceeding in any such province,

in any Proceeding arising out of or related to or concerning the distribution of the Securities made or purported to be made under the Prospectus.

14.

Until six years after completion of the distribution of the Securities made under the Prospectus, the Filing Person shall file a new submission to jurisdiction and appointment of agent for service of process in this form at least 30 days before termination of this submission to jurisdiction and appointment of agent for service of process.

15.

Until six years after completion of the distribution of the Securities under the Prospectus, the Filing Person shall file an amended submission to jurisdiction and appointment of agent for service of process at least 30 days before a change in the name or above address of the Agent.

16.	This submission to jurisdiction and appointment of agent for service of process shall be governed by and construed in accordance with the laws of British Columbia.

Dated: December 11, 2020	“Lisa Helbling”
Signature of Filing Person

Lisa Helbling
Print name of person signing and, if the Filing Person is not an individual, the title of the person

AGENT

The undersigned accepts the appointment as agent for service of process of Lisa Helbling under the terms and conditions of the appointment of agent for service of process stated above.

Dated: December 11, 2020	“David Hunter”
Signature of Agent

David Hunter, Authorized Signatory
Print name of person signing and, if Agent is not an individual, the title of the person